Exhibit 11

Computation of Earnings Per Common Share

     Net income (loss) per common share is calculated based on the net income and net loss for the respective period and the weighted average number
     of  common  shares  outstanding   during  the  period.   Common  Stock
     equivalents (options and warrants) are not dilutive and anti-dilutive for the respective three-month periods ended December 31, 1996 and 1995.